July 9, 2007

Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:           MAXXAM Inc. (the “Company”)
Form 10-K for fiscal year ended December 31, 2006
filed April 2, 2007 (the” Form 10-K”)
Response to letter dated June 8, 2007
File No. 1-03924

Dear Ms. Cvrkel:

We are responding to a comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated June 8, 2007 regarding the Form 10-K.  Our response repeats in italics each of the questions and comments contained in the Staff’s June 8, 2007 letter.

1.
We note that your auditors' report references the audit of San Houston Race Park, Ltd., a subsidiary, which contributed 16%, 11.4%, and 14.5% of the Company's consolidated total revenues for the years ended December 31, 2006, 2005, and 2004, respectively. Please revise your filing to include the separate report of the other accountant referenced. See Rule 2-05 of Regulation SX.

The financial statements of Sam Houston Race Park, Ltd. (“SHRP”) for the years ended December 31, 2004, 2005 and 2006 were audited by BDO Seidman (“BDO”).  BDO has indicated that their internal procedures require multiple levels of review of the Company’s Form 10-K by SEC experts within their firm, along with appropriate additional auditing procedures, to enable them to sign a currently dated consent to permit inclusion in the Form 10-K of their report on the financial statements of SHRP covering the years ended December 31, 2006, 2005 and 2004.  BDO has not provided an indication of time involved, but has committed to complete their required additional procedures expeditiously.

The Company will promptly amend the Form 10-K to include BDO’s report as soon as BDO has furnished the Company with the necessary consent.

2.
We note from the Company's consolidated statements of cash flows that the Company had significant levels of both purchases and sales of marketable securities and other investments during all periods presented in the financial statements. Given the significant volume of these activities, it appears that your portfolio of marketable securities is turning over numerous times during each period and may be more appropriately classified as "trading securities" rather than as securities available for sale. In this regard, please tell us what portion of the sales and maturities reflected in the consolidated statements of cash flows for each period consist of sales versus maturities of marketable securities and explain why you believe your current treatment of your marketable securities as "available for sale" is appropriate. Also, please revise future filings to separately disclose cash flows associated with sales and maturities of marketable securities separately in your consolidated statements of cash flows. Refer to the guidance outlined in paragraph 18 of SFAS No. 115.

Approximately 85%, 83% and 85% of the amounts reported as sales and maturities of marketable securities and other investments on the Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004, respectively, represent  maturities of Auction Rate Securities (“ARS”).  ARSs typically have a maturity of 30-90 days, although the underlying debt security has a much longer maturity date, and funds are generally reinvested in additional ARSs following their maturity.  The remaining portion of the amounts reported as sales and maturities of marketable securities and other investments on the Consolidated Statements of Cash Flows represents the sales of securities, with the resulting cash either invested in a different investment vehicle or otherwise utilized by the Company.  The Company believes its treatment of these investments as “available for sale” is appropriate, based on the following:

•	The Company invests its idle cash in various investment funds, each having an underlying investment strategy, an external investment manager and an underlying portfolio of investment securities.

•	The Company does not actively manage its investments with the intent of profiting from short term moves in price differences.

•
The Company generally invests in individual funds for extended periods of time, unless the overall performance of the investment fund is below internal expectations for an extended period of time.  The Company does not engage in daily trading activities.

Accordingly, the Company believes it has appropriately classified the cash flows from “available for sale” investments as investing activities in the statement of cash flows as outlined in paragraph 18 of SFAS No. 115.

In future filings, the Company will separately disclose cash flows associated with sales and maturities of marketable securities separately in the Company’s statements of cash flows.

3.
We note from your disclosure in Note 12 that during the year ended December 31, 2006 a number of stock options were exercised. Please tell us how you accounted for the shares of common stock issued for the exercise of stock options, in light of the fact that neither common stock, nor additional paid in capital appear to be adjusted for these stock issuances on the statement of stockholders' equity. Additionally, please tell us and disclose in the notes to the financial statements in future filings, a description of your policy for issuing shares upon share option exercise (or share unit conversion), including the source of those shares (that is, new shares or treasury shares). See paragraph A240(k) of SFAS No 123R.

The Company’s stock option plan uses liability-based awards as defined in paragraph 34 of SFAS No. 123(R) and, accordingly, the Company remeasures the fair value of the awards each reporting period and records an adjustment to compensation expense as detailed in paragraphs 36 and 37 of SFAS No. 123(R) in the Company’s consolidated financial statements.  The Company’s option awards are typically issued with tandem stock appreciation rights (“SARs”) that entitle the holders to receive in cash any appreciation in the price of the Company’s common stock.  As all of 2006 exercises were of SARs, which were settled with cash, rather than through the issuance of shares of common stock, there is no impact on common stock or additional paid in capital.

In future filings, the Company will expand its disclosures regarding the Company’s stock option plan and will specifically disclose in the notes to the financial statements whether any shares were issued.

4.
We note your disclosure that you receive revenues in the form of fees paid by other racetracks for the broadcast of your live races to offsite locations. Please tell us, and disclose in the notes to the financial statements in future filings, your policy for recognizing revenue on these fees. Also, please disclose when you recognize revenue from the other sources of revenue related to pari-mutual racing that are listed in Note 1 to the financial statements.

The Company broadcasts races from other tracks and its customers place wagers on those races at the Company’s premises (as do customers at other racetracks that receive broadcasts of the Company’s races).  The Company recognizes revenues earned from wagering at other racetracks during the period in which wagers are placed.  The Company calculates revenue, based on contractually specified rates, at the end of each month using third-party reports showing the final monthly wager totals.  The recognition point for the following other sources of revenues are as follows:

•	Food and beverage – recognized at the time of sale

•	Admission and parking fees – recognized the date of the event (i.e. if advanced sale performance, the revenue is deferred)

•	Corporate sponsorships and advertising – recognized over the term of the agreement (straight-line method)

•	Club memberships – recognized over the term of the agreement (straight-line method)

•	Suite rentals – recognized the date of the event

In future filings, the Company will disclose the Company’s revenue recognition policies for each of these sources of revenues, if material.

5.
We note that you present "net sales" on the face of the statements of operations. Please explain to us, and disclose in the notes to the financial statements, the nature of the amounts recorded as a reduction of sales to arrive at the "net sales" amount. Also, please describe how the adjustments are calculated or determined and to the extent the amounts are material, please disclose the amounts of the revenue adjustments.

Below is an example of gross versus net sales as of 12/31/06 (amounts shown are in millions):

Segment	Gross Sales	Adjustments	Net Sales	Adjustment % of Gross Sales
Forest products	$141.2	$1.2	$140.0	0.8%
Real estate	104.9	-	104.9	0.0%
Racing	46.6	-	46.6	0.0%
	$292.7	$1.2	$291.5	0.4%

The adjustment to Forest Products sales reflect discounts of 1.5% of the sale amount if the invoice is paid within ten days.

In future filings, the Company will disclose the amounts of the revenue adjustments, if material.

6.
We note your disclosure that you recognize gain contingencies when realization is considered probable. Please tell us the nature of any gain contingencies recognized during any of the periods for which financial statements are presented. Please note that although it may be appropriate to recognize certain gain contingencies, such as recoveries of environmental remediation liabilities, when realization is considered probable, the same recognition criteria does not hold true for all gain contingencies. See paragraph 17 of SFAS No. 5 and EITF 01-10. In future filings, please revise your disclosure to clarify your accounting for gain contingencies based on the type of gain contingency (i.e., contingencies related to recovery of a loss, other contingencies).

The Company recognizes gains related to loss recoveries when realized, based on criteria set forth in paragraph 17 of SFAS No. 5.  The only realized gain recognized in the financial statements presented occurred in 2005.  The Company recognized a $3.1 million settlement of a lawsuit in the period the settlement was reached (March 2005); the payment was received in April 2005.  The Company also has a contingent gain related to the OTS matter (as defined in the Form 10-K) that has been disclosed in Note 11 to the Form 10-K, but not recognized.  The Company expects it will recognize this contingent gain when it is realized.

In future filings, the Company will clarify its policy for recognizing gain contingencies to indicate it recognizes gain contingencies when they are realized.  Additionally, in periods where gain contingencies are recognized, the Company will clearly disclose the type of gain contingency (i.e. contingencies related to recovery of a loss, or other contingencies, etc.), the triggering event and the accounting criteria used in the evaluation.

7.
Please revise future filings to disclose the number of securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40 of SFAS No. 128.

In future filings, the Company will disclose the number of securities that could potentially dilute EPS, but which are not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented.

8.
We note from your disclosure in footnote (6) of Note 3, that corporate investment, interest and other income (expense), net for the year ended December 31, 2005 includes a $4.3 million benefit to correct the cumulative effect of an overstatement of intercompany interest from 1995 to 2000. Please explain to us the nature of this benefit amount and tell us how the amount was calculated or determined. Also, please explain why you believe it was appropriate to correct this error by adjusting investment and other income in 2005 rather than by restating the financial statements for the periods in which the errors occurred.

In the fourth quarter of 2005, the Company determined that accrued liabilities were overstated by $4.3 million as a result of an accounting error dating back several years (1995 – 2000).  From the information available, the Company believes this error originated in 1995 and impacted the Company’s financial statements from 1995 – 2000.  The error is the result of different amounts of intercompany interest income and intercompany interest expense being recorded by the parent company and a subsidiary, thus creating an imbalance between the intercompany note accounts.  As a result of this imbalance, from 1995 – 2000, an offsetting entry was recorded that ultimately resulted in a $4.3 million liability for which there was no corresponding obligation.

The Company evaluated whether to correct the error by restating opening equity in the 2005 Form 10-K or record the error in the period it was determined.  The Company’s quantitative and qualitative analysis is summarized below:

Quantitative Analysis

•
Restatement of opening equity would result in a $4.3 million adjustment to consolidated stockholders’ deficit of $597.0 million (less than 1%); the Company concluded this adjustment was not material to opening equity. The Company believes stockholders’ deficit is the most meaningful and appropriate measure of materiality for this item, since the Company’s earnings fluctuate significantly from year to year.

•	As illustrated in the table below, restatement to the periods in which the errors were originally recorded would not have resulted in material adjustments to the respective periods.

	1995 *	1996 *	1997 *	1998	1999	2000
Income (loss) before income taxes	$72.3	$(22.0)	$58.3	$(48.6)	$117.3	$57.1
Income statement impact	(0.1)	(1.1)	(1.2)	(1.5)	-	(0.4)
Adjustment as a % of total pre-tax income	0.1%	5.0%	2.1%	3.1%	0.0%	0.7%
*Due to the limited amount of historical information readily available, the income statement impact presented above is an estimate for the years indicated.

•
The correction of this error in the 2005 financial statements (the period in which the error was determined) resulted in a $4.3 million benefit to “other income” in the income statement.  While the correction of this error changed 2005 pre-tax loss from an $8.3 million loss to a $4.0 million loss (a 50% reduction), this adjustment did not impact operating income and was clearly disclosed in the 2005 Form 10-K in the notes to the financial statements and in MD&A as a correction of a prior period overstatement of intercompany interest expense.  There was no intent to mislead users of the financial statements as to the source of the benefit.

 Qualitative Analysis

•
The accounting firm responsible for the audit of the periods in which the error originally occurred is no longer in existence and is therefore unable to provide comments related to the error correction.

•
GAAP earnings do not appear to have any effect upon the quoted market price of the Company’s common stock (see the table on page 28 of the Form 10-K showing the quarterly quoted market prices of the Company’s common stock for 2006 and 2005).  The Company’s common stock is thinly traded and there is no analyst coverage.  Our view was that the correction of this error in 2005 would not influence the Company’s investors in any meaningful way.

•	This adjustment would not have changed the earnings/loss trend for any of the prior periods impacted by the error.

•	This adjustment did not change the earnings/loss trend for 2005, the period in which it was recorded.

•	There are no debt covenants that would have been impacted by this adjustment.

Based on the above quantitative and qualitative analysis, the Company determined that it was appropriate to record the error correction in the period it was determined rather than adjusting beginning retained earnings.

9.
We note your disclosure that marketable securities generally consist of U.S corporate debt securities, US treasury obligations and other debt securities. In future filings, please disclose by major security type, as of each date for which a balance sheet is presented:

•	The aggregate fair value

•	Total gains for securities with net gains in accumulated other comprehensive income

•	Total losses for securities with net losses in accumulated other comprehensive income

Also, for investments in debt securities classified as available for sale, please disclose the contractual maturities of those securities as of the most recent balance sheet date presented. Separate disclosure should be provided for those due within one year, those due between one and five years and those due after five years. Refer to the disclosure requirements outlined in paragraphs 19 and 20 of SFAS No. 115.

In future filings, the Company will disclose by major security type, as of each date for which a balance sheet is presented, the aggregate fair value, total gains for securities with net gains in accumulated other comprehensive income and total losses for securities with net losses in accumulated other comprehensive income.

With regard to debt securities, the Company’s investments in debt securities as of December 31, 2006 were limited to ARSs, all of which have a maturity of less than three months, although the underlying debt security has a much longer maturity date.

In future filings, the Company will disclose the contractual maturities of investments in debt securities classified as available for sale.

10.
We note that the income from your investment in limited partnerships for the year ended December 31, 2005 was $7.3 million which is material to your pre-tax earnings for the period. Please tell us how you evaluated the significance of your equity method investments for the year ended December 31, 2005 for the purpose of determining whether separate financial statements of any equity method investments were required by Rule 3-09 of Regulation S-X. Also, in future filings, if your investment in limited partnerships is material, please disclose in the notes to the financial statements, the name of the investees, the percentage ownership of the investee's common stock, and summarized information of assets, liabilities, and results of operations of the investees either individually or in groups. See paragraph 20 of APB 18.

The following table shows the earnings of each equity method investment for each of the years included in the Form 10-K (Q1 2007 results have also been provided):

Partnership Name	FY 2000 Earnings/ (Loss)**	FY 2005 Earnings/ (Loss)**	FY 2006 Earnings/ (Loss)**	Q1 2007 Earnings/ (Loss)**
Bear Stearns Asset Backed Securities Partners, L.P.	$0.0	$0.0	$0.8	$(0.1)
Bear Stearns Global Equity Partnership, L.P. *	0.9	0.1	-	-
Goldman Sachs Global Alpha Fund, L.P.	0.5	6.7	(1.0)	(0.4)
Goldman Sachs Currency Trading Opportunities Fund, LLC	(0.2)	0.5	-	-
Goldman Sachs GTAA Fund, LLC	-	-	(0.5)	(0.1)
Neuberger Berman Intermediate Investment Fund, L.P. *	0.6	-	-	-
Total Partnership Earnings	$1.8	$7.3	$(0.7)	$(0.6)
Net income (loss) before income taxes and cumulative effect of accounting change	$(46.6)	$(4.1)	$370.9	$(12.3)
* Investment in these partnerships were sold during 2005.
** Income/loss is shown below in millions. Some funds had earnings that because of rounding do not appear in the table.

These limited partnerships and limited liability companies are large investment funds managed by well known and sophisticated brokerage firms with many investors, similar to mutual funds, with underlying investments in financial instruments; they are investment vehicles and not operating companies or subsidiaries.

The Company evaluated Rule 3-09 of Regulation S-X, Separate Financial Statements of Subsidiaries Not Consolidated and 50 Percent or Less Owned Persons, which requires the inclusion of the separate, audited financial statements of less than majority owned subsidiaries and the Company’s analysis and responses are set forth below.

•	Of the years presented above, 2005 is the only period where the earnings from these partnerships were material to net income.

•
In 2005 the Company’s net income was marginally break even (due to a high level of real estate sales) and in periods of breakeven results, net income is generally not the best benchmark measure for materiality.

•	The Company does not generally use net income as the measure of materiality as the Company’s net income fluctuates significantly from year to year, as shown above.

•	The Company believes total assets and equity to be a more appropriate measure of materiality for these investments.

•
At December 31, 2005, the Company’s investment in the Goldman Sachs Global Alpha Fund, L.P. represented approximately 1.5% of the Company’s total assets and 2.3% of equity and, accordingly, the Company concluded that this was not a material investment.

The Company also evaluated the additional disclosures required by APB No. 18, paragraph 20, and the Company’s conclusions are indicated below.  APB No. 18, paragraph 20 states (the Company’s response to each quoted item immediately follows the quoted item):

•
Financial statements of an investor should disclose parenthetically, in notes to financial statements, or in separate statements or schedules (1) the name of each investee and percentage of ownership of common stock, (2) the accounting policies of the investor with respect to investments in common stock, and (3) the difference, if any, between the amount at which an investment is carried and the amount of underlying equity in net assets and the accounting treatment of the difference.

o	In future filings, the Company will include these additional disclosures regarding equity method investments, if material.

•
For those investments in common stock for which a quoted market price is available, the aggregate value of each identified investment based on the quoted market price usually should be disclosed. This disclosure is not required for investments in common stock of subsidiaries.

o	A quoted market price for these investments is not available and, accordingly, this requirement is not applicable.

•
When investments in common stock of corporate joint ventures or other investments accounted for under the equity method are, in the aggregate, material in relation to the financial position or results of operations of an investor, it may be necessary for summarized information as to assets, liabilities, and results of operations of the investees to be presented in the notes or in separate statements, either individually or in groups, as appropriate.

o
The Company has concluded that this summarized financial information is not necessary due to the nature of the investments.  In future filings, to enable a better understanding of the investments, the Company will expand its disclosure regarding equity method investments, if material, to indicate that these investments are large investment funds, similar to mutual funds, with underlying investments in financial instruments.

11.
We note your disclosure that there was an impairment charge of $.07 million recognized in 2006 resulting from Palco's regular evaluation of its sawmill activities. In light of the continuing liquidity problems and net operating losses attributable to the forest products segment during the periods presented in your financial statements, coupled with the initiation of bankruptcy proceedings in January 2007 by your forest products subsidiaries, please tell us and expand the disclosures provided in the "critical accounting policies" section of MD&A to explain why you believe that both property, plant and equipment, and timber and timberlands are appropriately stated as of December 31, 2006. Also, including all significant assumptions utilized by management, please explain to us how you analyzed these assets for the existence of an impairment as of the most recent fiscal year period presented.

Third-party valuations and discounted cash flow analysis provide the basis for the Company’s conclusions regarding the realizability of the property, plant and equipment and timber and timberlands owned by the Forest Products segment.

•
Palco’s fixed assets have a net book value of $77.0 million as of December 31, 2006.  Palco’s assets were appraised in July 2006 by a third party and determined to have a fair value in excess of $185.0 million.

•
Scopac owns approximately 200,000 acres of timber and timberlands with a net book value of $250.0 million as of December 31, 2006.  These timberlands contain merchantable timber inventory in excess of 4.0 billion board feet of conifer and hardwoods, expected to generate discounted net cash flows in excess of $250.0 million over the life of the assets.

As indicated, in both instances, the estimated fair value substantially exceeds the net book value of the Company’s fixed assets.  As a result, the Company does not believe the forest products segments’ long-lived assets were impaired as of December 31, 2006.

In future filings, the Company will disclose the significant assumptions and information utilized by management in its impairment analysis.

12.
We note the disclosure indicating that as a result of the cancellation of the Company's Kaiser shares in 2006, the Company expects it will take a worthless stock deduction on its 2006 consolidated federal income tax return. We also note that because it is uncertain whether the deduction meets certain criteria required for asset recognition purposes, it has not recorded the resulting tax asset of approximately $135.8 million in its consolidated balance sheet as of December 31, 2006. Please explain in further detail why the Company did not recognize a deferred tax asset in its December 31, 2006 balance sheet given that it expects to take a worthless stock deduction on its 2006 federal income tax return. Your response should clearly explain why recognition of asset was not considered appropriate. We may have further comment upon receipt of your response.

The Company did not recognize a deferred tax asset in its December 31, 2006 balance sheet due to the following:

•
The Company intends to take a worthless stock deduction in its 2006 U. S. Federal Income Tax Return and has received an opinion from counsel that it should be entitled to the deduction in 2006 (although such opinion is not binding on the Internal Revenue Service (the “Service”) or the courts).

•
FASB Statement No. 109, Accounting for Income Taxes, paragraph 94, cites Concepts Statement 6 in defining that an asset exists when it meets a “probable” standard that the item will generate future economic benefits.  The paragraph goes on to cite footnotes 18 and 21 to Concepts Statement 6 in clarifying, however, that “probable refers to ‘that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved.

o
There is not a specific tax ruling that conclusively indicates when the Kaiser shares were rendered “wholly worthless” under Section 165(g) of the Internal Revenue Code.  The Service could assert that the Company should have claimed a worthless stock deduction prior to the year in which Kaiser’s plan of reorganization became effective and the Kaiser shares were cancelled.  Such an assertion, if successful, could deny the Company any deduction for the loss that it has economically suffered.

o
Since there was no tax ruling that provided conclusive evidence that an asset exists at December 31, 2006, the Company concluded that the asset recognition criteria required by SFAS No. 109 had not been met.

•
A worthless stock deduction is a capital loss for tax purposes and the utilization of capital losses is generally limited to capital gains.  The Company is required to evaluate all appropriate factors in determining the realizability of deferred tax assets.  These factors include, but are not limited to, limitations on the use of loss and credit carryforwards, other temporary differences, the year the carryforwards expire, and the levels and nature of taxable income necessary for utilization.

o
There are uncertainties whether the Company would have sufficient capital gains in specified periods to utilize any capital loss generated from the economic loss suffered as a result of the cancellation of the Kaiser shares held by the Company.

o
If this potential tax asset had been recorded, the net impact of this item on the Company’s 2006 statement of operations would have been zero as a full valuation would have been required.  The potential asset and the related full valuation allowance, if recognized, would have been reported in the deferred taxes table included in Note 8 to the financial statements.

The Company concluded that the tax asset (and the related full valuation allowance) should not be recorded in the Company’s financial statements, but did, however, add a disclosure of this contingent asset in the notes to the financial statements.  The Company disclosed the contingent asset in Note 8 to the financial statements immediately following the deferred taxes footnote (where the potential asset and related valuation allowance would have been reported, if recognized).  There was no intent to conceal the potential tax benefit related to the economic loss suffered as a result of the cancellation of the Kaiser shares.

13.
We note from the disclosure included in Note 10 that in connection with Kaiser's plan of reorganization from bankruptcy effective July 6, 2006, the Company's shares of common stock in Kaiser were cancelled without obligation, and as a result, the Company reversed the $516.2 million of losses in excess of its investment in Kaiser along with the accumulated other comprehensive losses of $85.3 million related to Kaiser, resulting in a net gain of $430.9 million recognized in the third quarter of 2006. We also note from the Company's consolidated statement of operations that this net gain has been reflected as a component of the Company's operating income.

Since this gain did not result from your current operating activities, we do not believe that the current presentation in your consolidated statement of operations is appropriate. We believe this gain would be more appropriately classified as either "discontinued operations" pursuant to paragraph 42 of SFAS No. 144, or since it results from Kaiser's reorganization through bankruptcy proceedings, as a reorganization item pursuant to paragraphs 27 and 49 of SOP 90-7. Please amend your financial statements for the fiscal year ended December 31, 2006 to reclassify this gain to discontinued operations or reorganization items.

Kaiser was a majority-owned subsidiary included in the consolidated results of the Company until February 2002, when Kaiser filed for protection under Chapter 11 of the U.S. Bankruptcy Code.  As a result of the loss of control resulting from the bankruptcy proceedings, the Company deconsolidated Kaiser’s results and began reporting the Company’s net investment in Kaiser using the cost method of accounting.  The deconsolidation of Kaiser resulted in the Company reporting its net investment in Kaiser as a single line item (of $516.2 million) on its balance sheet.  This negative investment is the result of Kaiser’s incurrence of operating losses in periods leading up to Kaiser’s Chapter 11 bankruptcy proceedings.  Kaiser continued as an operating company during its Chapter 11 proceedings and emerged from Chapter 11 in July 2006.  As part of Kaiser’s plan of reorganization, the Company’s shares in Kaiser were cancelled (without consideration or obligation) and, accordingly, the Company reversed its net investment in its financial statements in that reporting period.

The Company’s ownership of Kaiser was never considered or classified as held for sale nor was there an effort by the Company’s management to exit the business.  The Company did not decide to sell or exit this business; the ultimate decision regarding whether or not the Company’s ownership in Kaiser would be continued was determined by the Bankruptcy Court.

The Company evaluated the following accounting guidance and the Company’s analysis and responses are set forth below.

•
Paragraph 42 of SFAS No. 144 states that the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

o
The Company does not believe the required deconsolidation and subsequent reversal of its investment in Kaiser qualifies as discontinued operations (for the reasons discussed above) and therefore, is not subject to treatment under paragraph 42 of SFAS No. 144.

•	SOP 90-7 addresses financial reporting by entities in reorganization under the bankruptcy code.

o
The Company does not believe that bankruptcy reporting under SOP 90-7 is appropriate for the Company as the Company did not seek protection under the bankruptcy code; rather, its majority-owned deconsolidated subsidiary sought such protection.

•
Paragraph 27 of SOP 90-7 states that the statement of operations should portray the results of operations of the reporting entity while it is in Chapter 11. Revenues, expenses (including professional fees), realized gains and losses, and provisions for losses resulting from the reorganization and restructuring of the business should be reported separately as reorganization items, except for those required to be reported as discontinued operations and extraordinary items in conformity with APB Opinion 30 , Reporting the Results of Operations, as amended by FASB Statement No. 144 , Accounting for the Impairment or Disposal of Long-Lived Assets, and FASB Statement No. 145 , Rescission of FASB Statements No. 4 , 44 , and 64 , Amendment of FASB Statement No. 13 , and Technical Corrections.

o
Reversal of the Company’s net investment in Kaiser is set forth as a separate line item on the Company’s consolidated Statement of Operations and the nature of this reversal is clearly disclosed in the notes to the Company’s financial statements and in MD&A.

•
Paragraph 49 of SOP 90-7 states that losses as a result of restructuring or disposal of assets directly related to reorganization proceedings are best included as reorganization items to the extent that they are not otherwise reported as part of the results of discontinued operations in conformity with APB Opinion 30 , Reporting the Results of Operations. That does not result in reclassification of revenues and expenses from operations sold or abandoned, except those that meet the criteria in APB Opinion 30 . Rather, gains or losses classified as reorganization items might include a gain or loss on disposal of assets plus related employee costs and charges or other costs directly related to the assets disposed of or the operations restructured. Also, income, expenses, realized gains, and losses that can be directly associated with the proceeding are best segregated and presented as reorganization items in the statement of operations. Examples include interest income (as indicated in paragraph .30 ), professional fees, and losses on executory contracts.

o
Reversal of the Company’s net investment in Kaiser is set forth as a separate line item on the Company’s consolidated Statement of Operations and the nature of this reversal is clearly disclosed in the notes to the Company’s financial statements and in MD&A.

There is no accounting guidance that specifically addresses the presentation in the income statement of reversal of a net investment related to a formerly consolidated subsidiary that is under bankruptcy protection. However, in determining how to present it, we considered the following guidance by analogy that supports our current presentation.

The company believes that the deconsolidation of a subsidiary in bankruptcy could be analogized to a restructuring type of situation, as addressed in SAB Topic 5, Section P, Item 3, Question 2.

•
SAB Topic 5, Section P, Item 3, Question 2: Some registrants utilize a classified or “two–step” income statement format (i.e., one which presents operating revenues, expenses and income followed by other income and expense items). May a charge which relates to assets or activities for which the associated revenues and expenses have historically been included in operating income be presented as an item of “other expense” in such an income statement?

Interpretive Response: No. The staff believes that the proper classification of a restructuring charge depends on the nature of the charge and the assets and operations to which it relates. Therefore, charges which relate to activities for which the revenues and expenses have historically been included in operating income should generally be classified as an operating expense, separately disclosed if material. Furthermore, when a restructuring charge is classified as an operating expense, the staff believes that it is generally inappropriate to present a preceding subtotal captioned or representing operating income before restructuring charges. Such an amount does not represent a measurement of operating results under GAAP.

•
SAB 100, Topic 5 indicates charges should be recorded where the related revenues and expenses were previously included and, accordingly, the reversal of the Company’s net investment in Kaiser should be included in operating income where the related revenues and expenses were originally reported.

•
SOP 96-1, Environmental Remediation Liabilities, indicates credits arising from recoveries of prior losses should be reflected in the same incomes statement line and, accordingly, the reversal of the Company’s net investment in Kaiser should be included in operating income where the related revenues and expenses were originally reported.  The gain was reported as a separate line item on the statement of operations and clearly described with disclosure in the footnotes, MD&A and elsewhere in the document.  There was no intent to mislead users of the financial statements as to the source of the gain.

•
Additionally, we also note that paragraph 149 of SOP 96-1, provides guidance on where to present the recoveries from third parties stating in part.,” Because the events underlying the incurrence of the obligation relate to an entity's operations, remediation costs should be charged against operations. Although charging the costs of remediating past environmental impacts against current operations may appear debatable because of the time between the contribution or transportation of waste materials containing hazardous substances to a site and the subsequent incurrence of remediation costs, environmental remediation-related expenses have become a regular cost of conducting economic activity. Accordingly, environmental remediation-related expenses should be reported as a component of operating income in income statements that classify items as operating or nonoperating.”

We believe that the principle in the SOP 96-1 is that there should be symmetry in presentation of those charges and future recoveries in the income statement and we believe that it was appropriate to present the reversal of the investment in Kaiser in operating income where the underlying losses were originally recorded.

We respectfully ask that you reconsider your request of the Company to amend its Form 10-K for this item.

14.	In future filings, please revise to include disclosure of the following for each year for which an income statement is provided:

(1).	The weighted-average grant-date fair value of equity options or other equity instruments granted during the year.

(2).	The total intrinsic value of options exercised, share-based liabilities paid, and the total fair value of shares vested during the year.

See paragraph A240(c) of SFAS No. 123R.  Also, revise future filings to disclose the amount of tax benefit related to compensation cost for share-based payment arrangements for each period presented. Refer to the guidance in paragraph A240(g) of SFAS No. 123R.

In future filings, the Company will make the additional disclosures as requested by the Staff.

15.
We note your disclosure that 256,808 shares of restricted common stock granted under the 1994 Omnibus Plan are outstanding. In future filings, please disclose the number and weighted-average grant-date fair value of the restricted stock, for each of the following groups of equity instruments: (a) those nonvested at the beginning of the year, (b) those nonvested at the end of the year, and those (c) granted, (d) vested, or (e) forfeited during the year. See paragraph A240(b)(2) of SFAS No. 123(R). Also, please disclose the amount of compensation expense recorded for the restricted stock during each year for which a statement of operations is provided.

In future filings, the Company will make the additional disclosures as requested by the Staff.

16.
We note the disclosure in Note 12 indicating that total compensation cost for share-based payment arrangements for the year ended December 31, 2006 was benefit of $2.0 million due primarily to a reduction in the per share market price of the Company's common stock. This disclosure and the disclosure in the last paragraph on page 65 appears to indicate that the Company accounts for it's share-based compensation arrangements as liabilities pursuant to the guidance in SFAS No.123R. Please tell us and revise the notes to your financial statements to explain why your share-based payment arrangements are being accounted for as liabilities that are remeasured at fair value at the end of each reporting period until settlement. Also, revise future filings to disclose the amount of cash used to settle equity instruments during the periods presented in your financial statements, as applicable. Refer to the guidance outlined in paragraph A240G) of SFAS No. 123R.

The Company’s stock option plan uses liability based awards as defined in paragraph 34 of SFAS No. 123(R) as the awards are typically settled with cash rather than through the issuance of shares of common stock.  As such, the Company remeasures the fair value of the awards each reporting period and records an adjustment to compensation expense as detailed in paragraphs 36 and 37 of SFAS No. 123(R).

In future filings, the Company will make the additional disclosures regarding cash used to settle liability awards as requested by the Staff.

As referenced in the Staff’s letter dated June 8, 2007, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company acknowledges that Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action regarding the filings.  The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

The Company believes it has appropriately responded to the Staff’s comment contained in the Staff’s letter dated June 8, 2007. We respectfully request an opportunity to discuss this response letter further with the Staff if, after a review of this information, the Staff does not concur with our interpretation.  Please do not hesitate to call the undersigned, M. Emily Madison, Vice President, Finance and Interim Chief Financial Officer of the Company, at (713) 267-3783 with any questions or if we may provide the Staff with any additional information.  We would also be pleased to visit to answer any questions that the Staff may have.

Thank you for your assistance.

Sincerely yours,

M. Emily Madison
Vice President, Finance and Interim Chief Financial Officer